Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Amendment No. 2 to the Registration Statement of Triplecrown Acquisition Corp. (a development stage company) on Form S-1 (File No. 333-144523) of our report dated July 11, 2007, except for Note 10 as to which the date is September 21, 2007, which includes an explanatory paragraph as to a substantial doubt about the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Triplecrown Acquisition Corp. (a development stage company) as of June 30, 2007 and for the period from June 8, 2007 (inception) through June 30, 2007, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum & Kliegman LLP

Marcum & Kliegman LLP

Melville, New York

September 21, 2007